

Investor Presentation
March 31, 2012
Results

Forward-Looking Statements

Forward-looking statements in this presentation relating to WesBanco's plans, strategies, objectives, expectations, intentions and adequacy of resources, are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The information contained herein should be read in conjunction with WesBanco's 2011 Annual Report on Form 10-K filed with the Securities and Exchange Commission ("SEC"), which is available on the SEC's website www.sec.gov or at WesBanco's website www.wesbanco.com.

Investors are cautioned that forward-looking statements, which are not historical fact, involve risks and uncertainties, including those detailed in WesBanco's 2011 Annual Report on Form 10-K filed with the SEC under the section, "Risk Factors" in Part 1, Item 1A. Such statements are subject to important factors that could cause actual results to differ materially from those contemplated by such statements. WesBanco does not assume any duty to update any forward-looking statements.

WesBanco at a Glance

- **Headquarters in Wheeling, West Virginia**

- **Assets: $5.6 billion**

- **Founded in 1870**

- **32 banks/23 companies acquired in 25 years**

- **Banking operations in West Virginia, Ohio and Western Pennsylvania**

  - **112 banking offices + Pittsburgh Business Loan Office**

  - **121 ATM's**

- **Non-bank activities include:**

  - **Wealth management, securities brokerage, insurance and proprietary family of mutual funds**

An Expanding Franchise in Contiguous Markets: 112 banking offices



Toledo
Cleveland
Pittsburgh
Columbus
Springfield
Wheeling
Dayton
Cincinnati
Huntington
Frankfort
Lexington
Charleston
0
86.2mi
Copyright (C) 2010 SNL Financial LC. All rights reserved.

- Ranked #1-3 in deposit market share in 15 counties out of 37*
- Expanding along major highways to population centers (Columbus, Dayton, Cincinnati)
- Organized into seven markets

* SNL 12/31/10 Deposit Market Share Data

WesBanco
By all accounts, better.

Experienced & Stable Management Team

Executive	Position	Years in Banking	Years with WSBC
James Gardill	Chairman of the Board	39*	39
Paul Limbert	President & CEO	34	34
Robert Young	EVP & CFO	25	10
Peter Jaworski	EVP & Chief Credit Officer	27	16
Jerome Schmitt	EVP – Trust & Investments	39	39
Bernard Twigg	EVP – Commercial Loans	27	8

* As legal counsel to WesBanco.

WesBanco
By all accounts, better.

Quarterly Performance Comparison

($ in thousands, except diluted earnings per share)

	Mar 2012	Dec 2011	Sep 2011	Jun 2011	Mar 2011
Net Income	$11,990	$10,637	$11,013	$11,918	$10,240
Diluted Earnings Per Share	$ 0.45	$ 0.40	$ 0.41	$ 0.45	$ 0.39
Provision for Credit Losses	$6,202	$9,631	$10,836	$6,802	$8,041
Return on Average Assets	0.87%	0.77%	0.80%	0.88%	0.77%
Return on Average Tangible Equity	13.93%	12.31%	13.03%	14.73%	13.29%
Net Interest Margin (FTE)	3.57%	3.56%	3.67%	3.73%	3.67%
Efficiency Ratio	60.64%	59.81%	56.84%	59.79%	61.63%

Return on Average Assets



Net Interest Margin & Efficiency Ratio



Summary – Capital Ratios %



*See non-GAAP measures for additional information relating to the calculation of this item.

Recent Accomplishments

➢ Increased dividends to shareholders in 1Q'11, 3Q'11 and in 1Q'12 by 21.4% in total.

➢ Continued growth in earnings and improved credit quality.

➢ Continued reduction of expenses.

➢ Continued growth in deposits and strong loan origination focus.

➢ Maintained strong capital position, considered "Well capitalized" under regulatory guidelines.

➢ Formed a private banking team to coordinate delivery of special service products.

WesBanco
By all accounts, better.

Targeted M&A

➢ History of successful consolidations.

➢ WesBanco is focused on targeted M & A opportunities in its higher growth metro markets within our market areas.

➢ Limited FDIC-assisted transactions expected, but plenty of moderately distressed banks and "tired" management teams, as well as healthy banks.

➢ Management, technology/back office and capital/liquidity strength to compete for deals of interest.

➢ Current stock valuation provides for upside potential for acquired bank's shareholders.

Wealth Management Services

- ❖ $3.2B of assets under management/custody.
- ❖ Over 5,000 trust relationships.
- ❖ Combined Trust and Brokerage under one management team.
- ❖ 10 locations in WV & OH
- ❖ Improving performance as asset values have grown.
- ❖ Product capabilities:
  - ➢ Trust
  - ➢ Investment management
  - ➢ WesMark Funds
  - ➢ Estate planning
  - ➢ Financial planning
  - ➢ Brokerage sales
  - ➢ Retirement planning



* Fees are based on 2012 annual budget. Brokerage revenue is based on annualized 3/31/12.





Economic Benefits of WV

➢ **WV reported a surplus of revenue over expense for the latest fiscal year.**

➢ **State of WV recently implemented legislation to reduce Business Franchise and Corporate Net Income Taxes over several years.**

➢ **WV reports stable home prices over the past five years.**

➢ **WV reports 7.9% unemployment rate vs. the 8.5% national average at 12/31/11.**

WSBC West Virginia and Ohio Marcellus/Utica Shale Opportunity

Marcellus Shale Regional Coverage



MI
NY
Erie
PA
NJ
IN
OH
Pittsburgh
Harrisburg
Philadelphia
WV
KY
VA
TN
NC
Total gas, millions of cubic feet per square mile
Marcellus Shale geologic formation
0 – 58
58 – 149
150 – 349
349 – 710
710 – 1,244
1,245 – 2,460

WesBanco (112 Branches)

WV and OH Marcellus Shale Opportunity(1)



HBAN
WesBanco
UBSI
BBT
PNC
JPM
UCFC
PEBO
SMMF
Farmers NBC
0.0%
4.0%
8.0%
12.0%
16.0%
Deposit Market Share in WV and OH Marcellus Shale Counties

Source: SNL Financial, U.S. Bureau of Land Management, Geology.com and Catskillmountainkeeper.org

(1) Includes 32 WV counties and 10 OH counties with viable natural gas extraction areas; Deposit data as of 6/30/11

WesBanco
By all accounts, better.

Opportunities for Organic Growth

- Marcellus/Utica Shale Opportunity
  - ✓ Land owners are finding new wealth.
    - ❖ Large cash payments for drilling rights.
    - ❖ Land owners need financial advice.

- ❖ Our products in the retail bank provide short-term solutions.
- ❖ Our products in the wealth management function provide longer term solutions.
- ❖ Private banking combines all products and provides opportunities for financial advice.



Ethane Infrastructure in the Marcellus and Utica Shales
Existing and proposed
Mariner West
Existing Sunoco Pipeline
to Michigan and Canada
PA
New MarkWest Pipeline
Proposed Mariner East
OH
Harrison County (Chesapeake)
Harrison County (MarkWest)
Existing Sunoco Pipeline
Enterprise Products Partners
ATEX Express Pipeline
to Indiana and Gulf of Mexico
Houston (MarkWest)
Majorsville, W.Va. (MarkWest)
Ft. Wetzel (Caiman)
Ft. Beeler (Caiman)
Natrium, W.Va. (Dominion)
Hastings (Dominion)
MD
VA
Siloam, Ky. (MarkWest)
WV
KY
Kenova, W.Va. (MarkWest)
Fractionator
Marcellus shale area
Estimated rich “wet” gas area
Utica shale area
Wet Utica shale area
Source: The State Journal research

WesBanco
By all accounts, better.

2012 Initiatives

➢ **Raised dividend in 1st quarter 2012.**

➢ **Actively remix the balance sheet – loans & deposits - to improve I/R sensitivity, regulatory capital and profitability.**

➢ **Continuing efforts to address credit quality and impaired loan levels as economy improves.**

WesBanco
By all accounts, better.

2012 Initiatives (cont.)

➢ **Focus on organic loan growth, with an emphasis on business banking and C&I lending.**

➢ **Pursue opportunities for activities related to Marcellus and Utica shales.**

➢ **Continue to focus on wealth management and other fee-related opportunities.**

➢ **Monitor opportunities for selective acquisitions in footprint.**

Customer Service Initiatives

➢ **Expand technology for both product delivery and efficiency**

- ❖ **Iron key security software**
- ❖ **Cash dispenser machines**
- ❖ **Mobile banking**
- ❖ **Remote deposit capture**
- ❖ **Customer relationship management – CORE**

WesBanco
By all accounts, better.

Peer Group – Price / 2012 Estimated Earnings

Price / 2012 Estimated Earnings (x) [1]

Median (Excl. WSBC):
12.6x



Source: SNL Financial and FactSet Research Systems; Market data as of 4/13/2012
(1) 2012 earnings estimates per First Call; SRCE earnings estimate not available
(2) Includes nationwide banks and thrifts between $2 billion and $10 billion in total assets

Peer Group – Price / 2013 Estimated Earnings



Price / 2013 Estimated Earnings (x) [1]

Median (Excl. WSBC): 11.5x

- UBSI: 14.4x
- FFBC: 12.8x
- FNB: 12.4x
- National Peers [2]: 11.9x
- CHCO: 11.8x
- PRK: 11.6x
- STBA: 11.5x
- FCF: 11.5x
- ONB: 11.3x
- FRME: 11.2x
- CTBI: 11.0x
- PEBO: 10.7x
- WSBC: 10.2x
- MSFG: 9.5x

Source: SNL Financial and FactSet Research Systems; Market data as of 4/13/2012
(1) 2013 earnings estimates per First Call; SRCE earnings estimate not available
(2) Includes nationwide banks and thrifts between $2 billion and $10 billion in total assets

Current Market Update



Market Performance – Cycle-to-Date

Legend:
- WesBanco, Inc. (-34.85%)
- KBW Regional Banking Index (-42.06%)
- KBW Bank Index (-58.22%)
- S&P 500 Index (-8.85%)

Source: FactSet Research Systems

Current Market Update



Market Performance – Since January 1, 2010

- WesBanco, Inc. (55.75%)
- KBW Regional Banking Index (18.75%)
- KBW Bank Index (10.44%)
- S&P 500 Index (22.88%)

Source: FactSet Research Systems

Securities Portfolio – Quality & Liquidity

Securities = $1.67 B
~29.7% of total assets



US Govt. Agencies 8.8%

Agency Mortgage-Backed & CMOs, 56.1%

Municipals, 32.1%

Equities & Others, 3.0%

- ❖ **Average tax-equivalent portfolio yield of 3.33% at 3/31/12.**
- ❖ **WAL approx. 4.1 years; modified duration 3.3%.**
- ❖ **Over 55% unpledged.**
- ❖ **No significant private label RMBS, equities or corporate/ABS securities.**
- ❖ **Net unrealized AFS securities gains of $18.8 million at 3/31/12: total portfolio gain of $49.1 million.**

WesBanco
By all accounts, better.

Diversified Loan Portfolio
3/31/12

Total Portfolio Loans = $3.22 B

Comm. Real Estate = $1.68 B



Comm. & Ind., 12.7%

LHFS, 0.3%

Consumer, 7.7%

HELOC, 7.8%

Res. Real Estate, 19.7%

Comm. Real Estate, 51.8%





Const & Dev. 12%

Investor-owned 57%

Owner-occupied 31%

Non-Accrual & Restructured Loans

($ in thousands)



Net Charge-Offs vs. Provision for Loan Losses



($ in thousands)
$20,000
$17,500
$15,000
$12,500
$10,000
$7,500
$5,000
$2,500
$0
4Q'09
1Q'10
2Q'10
3Q'10
4Q'10
1Q'11
2Q'11
3Q'11
4Q'11
1Q'12
Net Charge-Offs
Provision for Loan Losses

WesBanco
By all accounts, better.

Net Loan Charge-offs
Average Loans



- National Peer Group = Average of 92 of 99 banks nationwide with assets between $2-$10 B.
- Source: SNL Financial

WesBanco
By all accounts, better.

NPA + ≥ 90 PD Loans
Total Loans + OREO



- National Peer Group = Average of 92 of 99 banks nationwide with assets between $2-$10 B.
  - Source: SNL Financial

WesBanco
By all accounts, better.

Diversified Operating Non-interest Income*

Legend:
- ☐ Other Inc.
- ☐ Securities brokerage
- ☐ Service charges & Fees
- ☐ Insurance
- ☐ Trust



($MM)

$57.5 $59.3 $60.4 $60.2 $61.1

2008   2009   2010   2011   2012 Annualized

❖ Non-interest income contributed 27% of 2012 1Q net revenue.

❖ Non-bank offerings (trust, insurance, securities) contributed $6.5 million to 1Q 2012 revenue.

❖ Electronic banking income increased $0.5 million or 21% in 1Q'12 compared to 1Q'11.

❖ Service charges on deposits have leveled in the last ½ of 2011 and 1Q'12, after the 2010 implementation of the new overdraft regulations.

* Operating non-interest income excludes G/L on securities and G/L on sale of OREO property, see non-GAAP measures for additional information relating to the calculation of this.

WesBanco
By all accounts, better.

Interest Rate Sensitivity

Immediate Change in Interest Rates	% Change in Net Interest Income from Base Over One Year	
	Mar. 31, 2012	Dec. 31, 2011
Up 1% Rate Shock	+0.9%	+1.7%
Up 2% Rate Shock	+0.7%	+1.3%
Up 2% Rate Ramp	+1.1%	+2.0%
Down 1% Rate Shock	-4.0%	-3.5%
EVE Up 2% Rate Ramp	+11.6%	+12.4%
EVE Down 1% Rate Ramp	+3.6%	+5.3%

EVE – economic value of equity, which is defined as the market value of equity in various increasing and decreasing rate scenarios.

WesBanco
By all accounts, better.

Investment Rationale

➢ **Strong regulatory capital.**

➢ **Proven acquisition-oriented growth strategy.**

➢ **Liquidity to provide for additional lending capacity.**

➢ **Asset quality compares favorably with regional and national peers.**

➢ **Diversity of earnings stream.**

Appendix: Loan Totals by Market   ($ millions)

March 31, 2012	Commercial	Retail	Total Loans	% of Total
Upper Ohio Valley	$ 455	$ 399	$ 854	26%
North Central WV	250	189	439	14%
Parkersburg	202	85	287	9%
Kanawha Valley	59	47	106	3%
Western PA	163	14	177	6%
Total East Markets	**$ 1,129**	**$ 734**	**$ 1,863**	**58%**
Central Ohio	527	147	674	21%
Southwest Ohio	281	137	418	13%
Southeast Ohio	149	120	269	8%
Total West Markets	**$ 957**	**$ 404**	**$ 1,361**	**42%**
Total Bank	**$ 2,086**	**$ 1,138**	**$ 3,224**	**100%**

WesBanco
By all accounts, better.

Appendix: Credit Quality By Market   ($ thousands)

March 31, 2012	90 Day PD & Accruing	Non-Accrual	TDR	Other RE Owned	Total by Region	% of Total
Upper Ohio Valley	$ 793	$ 5,692	$ 4,038	$ 395	$10,918	13%
North Central WV	385	766	1,132	122	2,405	3%
Parkersburg	200	3,788	1,200	669	5,857	7%
Kanawha Valley	9	1,444	N/A	50	1,503	2%
Western PA	163	2,306	242	90	2,801	3%
Total East Markets	**$ 1,550**	**$ 13,996**	**$ 6,612**	**$ 1,326**	**$23,484**	**28%**
Central Ohio	217	16,161	11,879	422	28,679	33%
Southwest Ohio	1,036	19,379	8,738	1,018	30,171	34%
Southeast Ohio	343	3,538	671	47	4,599	5%
Total West Markets	**$ 1,596**	**$ 39,078**	**$ 21,288**	**$ 1,487**	**$63,449**	**72%**
Total Bank	**$ 3,146**	**$ 53,074**	**$ 27,900**	**$ 2,813**	**$86,933**	**100%**

Non-GAAP Financial Measures

Tangible equity to tangible assets

($ in thousands)

	1Q'11	2Q'11	3Q'11	4Q'11	1Q'12
Total shareholder's equity	$ 611,978	$ 623,037	$ 634,402	$ 633,790	$ 642,001
Less: goodwill & other intangible assets	(284,941)	(284,336)	(283,737)	(283,150)	(282,612)
Tangible equity	$ 327,037	$ 338,701	$ 350,665	$ 350,640	$ 359,389
Total assets	$5,368,852	$5,425,907	$5,502,158	$5,536,030	$5,600,643
Less: goodwill & other intangible assets	(284,941)	(284,336)	(283,737)	(283,150)	(282,612)
Tangible assets	$5,083,911	$5,141,571	$5,218,421	$5,252,880	$5,318,031
Tangible equity to tangible assets	6.43%	6.59%	6.72%	6.68%	6.76%

WesBanco
By all accounts, better.

Non-GAAP Financial Measures
Operating non-interest income

($ in thousands)

	2008	2009	2010	2011	2012*
Non-interest Income	$ 57,346	$ 64,589	$ 59,599	$ 59,888	$ 61,625
Less: Net Securities gains	1,556	6,046	3,362	963	402
Less: net gains/losses on other real estate owned and other assets	(1,715)	(747)	(4,128)	(1,290)	129
Net operating non-interest income	$ 57,505	$ 59,290	$ 60,365	$ 60,215	$ 61,094

* Annualized

WesBanco
By all accounts, better.

Non-GAAP Financial Measures
Return on Average Tangible Equity

($ in thousands)

	1Q'11	2Q'11	3Q'11	4Q'11	1Q'12
Net income (annualized)	$ 41,531	$ 47,805	$ 43,694	$ 42,201	$ 48,224
Plus: amortization of intangibles (annualized)	1,629	1,577	1,545	1,516	1,405
Net income before amortization of intangibles (annualized)	$ 43,159	$ 49,382	$ 45,239	$ 43,717	$ 49,629
Average total shareholders' equity	$ 610,077	$ 619,954	$ 631,174	$ 638,656	$ 639,180
Less: average goodwill & other intangibles	(285,219)	(284,611)	(284,003)	(283,406)	(282,849)
Average tangible equity	$ 324,858	$ 335,343	$ 347,171	$ 355,250	$ 356,331
Return on average tangible equity	13.29%	14.73%	13.03%	12.31%	13.93%

WesBanco
By all accounts, better.

Non-GAAP Financial Measures
ROAA: Pre-tax, Pre-provision

($ in thousands)

	1Q'11	2Q'11	3Q'11	4Q'11	1Q'12
Income before provision for income taxes	$12,448	$15,564	$13,057	$12,577	$15,285
Provision for credit losses	8,041	6,802	10,836	9,631	6,202
Taxable equivalent adjustment	1,608	1,640	1,625	1,647	1,658
	22,097	24,006	25,518	23,855	23,145
Annualized	$ 89,616	$ 96,288	$ 101,240	$ 94,642	$ 93,089
Average assets	$ 5,363,365	$ 5,428,747	$ 5,453,254	$ 5,513,811	$ 5,549,162
ROAA	1.67%	1.77%	1.86%	1.72%	1.68%

WesBanco
By all accounts, better.

